P.O. Box 147
110 East Elk Street
Jackson, Nebraska 68743
Phone: 402-632-2676
Fax: 402-632-2677
August 5, 2005
Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Siouxland Ethanol, LLC
Responses to Comments on Amendment No. 3 to Registration Statement on Form SB-2 and preparation and filing of Pre-Effective Amendment No. 4 to Registration Statement
File No. 333-123473
Filed on July 22, 2005
Dear Mr. Owings:
     We are in receipt of your letter dated August 4, 2005, providing comments on our Pre-Effective Amendment No. 3 to Registration Statement on Form SB-2 as filed on July 22, 2005. We have reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses and the corresponding revisions to our registration statement, set forth below is each of your comments in chronological order immediately followed by our response. In addition, we are enclosing a redlined Pre-Effective Amendment No. 4 to Form SB-2, which tracks all of the revisions made pursuant to your comments as well as additional changes and supplements, which we identify and explain at the conclusion of the following comments and responses.
Estimated Sources of Funds, page 27
1.	We note your response to comment 2 in our letter date July 15, 2005. In the table in your previous amendment to this registration statement, you included grants totaling $1,000,000 and a tax increment financing of $3,000,000, thereby estimating your debt financing needs at $43,325,000. However, in your table to this amendment, you do not include the grants or the tax increment financing. Therefore, your term debt financing estimate is $47,325,000. Also, on page 30 of this document, for the purposes of estimating capitalized interest and financing costs, you include the

$1,000,000 in grants and the $3,000,000 in tax increment financing to estimate your debt financing requirements at $43,325,000. Please revise your document to make these figures consistent, or tell us why you estimate your debt financing differently.
Further, we note that in your table on page 27 you list your unit proceeds at $32,200,000 if you sell 3,220 units. However, in your third paragraph on page 30, you list the equity amount at $32,220,000. Please advise.
Registrant’s response: We have revised the prospectus to disclose the basis for estimating our debt financing at $43,325,000 rather than $47,325,000 for purposes of estimating the capitalized interest and financing costs.
We have revised the equity amount set forth as $32,220,000 to the accurate number, which is $32,200,000.
Escrow Procedures, page 63
2.	In the second paragraph of this subsection, you state that you will invest the escrow funds in “short-term certificates of deposit issued by a bank, short-term securities issued by the United States government, money market funds, repurchase agreements or other financial vehicles including those available through the escrow agent.” However, on page 2 of your Amended and Restated Escrow Agreement with US Bank National Association, US Bank National Association is authorized to “deposit transfer, hold and invest all funds received under this Agreement, including principal and interest, in a First American Government Obligation Money Market Fund Class Y.” Please revise your disclosure so that it is consistent with your Amended and Restated Escrow Agreement, or explain this apparent inconsistency.
Also, if the escrow funds will be invested in financial vehicles other than US government securities, please consider adding a risk factor that discusses the possibility that the escrow funds could be lost.
Registrant’s response: We have revised the disclosure to be consistent with our Amended and Restated Escrow Agreement. Accordingly, an additional risk factor is unnecessary.
Financial Statements
3.	Please refer to comment 12 in our letter dated June 9, 2005 and comment 5 of our letter dated July 15, 2005. Interim financial statements must be included in filings, other than annual report filings on Form 10-KSB, as of a date no more than 134 days of the filing or effective date. The interim financial statements consist of a balance sheet as of the end of the most recent fiscal quarter and statements of income and cash flows for the period between the latest fiscal year-end and the interim balance sheet and for the comparable period of the preceding year as set forth in Item 310(b) of Regulation S-B. Instruction 1 to Item 310(b) provides additional guidance where

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Item 310 is applicable to a Form 10-QSB. For a filing on Form 10-QSB, if the interim period covers more than one quarter, income statements must be provided for the most recent interim quarter and the comparable quarter is not required. Please revise your presentation for this registration statement to include statements of income and cash flows for only the interim period between September 30, 2004 and March 31, 2005 and from inception, August 12, 2004 to March 31, 2005.
Registrant’s response: We have revised the presentation of our financial statements as requested.
Additional Changes and Updates by the Registrant:
Revisions to Update Disclosures Regarding Recent Federal Legislation
     Please note that we have updated our legislative disclosures with respect to the energy bill conference report as passed in the U.S. House of Representatives and Senate on Friday, July 29, 2005.
Other Non-Substantive Revisions
     In addition to the above-described updates, we also made several minor formatting and/or typographical revisions, none of which altered the substance of our registration statement.

Sincerely,

SIOUXLAND ETHANOL, LLC

By:	/s/ Tom Lynch

Tom Lynch, Chairman, President and
Chief Executive Officer
Enclosures

cc:	Jack Herstein, Nebraska Bureau of Securities
Thomas E. Alberts, Iowa Securities Bureau
Leonore Friez, South Dakota Division of Securities

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P.O. Box 147
110 East Elk Street
Jackson, Nebraska 68743
Phone: 402-632-2676
Fax: 402-632-2677
August 5, 2005
Mr. John Fieldsend
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re:	Siouxland Ethanol, LLC
Registration Statement on Form SB-2
File No. 333-123473
Dear Mr. Fieldsend:
Please accept this letter as a request by Siouxland Ethanol, LLC to accelerate the effective date of the registration statement currently pending before the SEC to Monday, August 8, 2005 at 4:00 p.m. EST or as soon as reasonably practicable thereafter. We believe that none of the circumstances described in Rule 461(b) exist and that acceleration of the effective date is proper and beneficial.
We acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions.

Sincerely,

SIOUXLAND ETHANOL, LLC

By:	/s/ Tom Lynch

Tom Lynch, Chairman, President and
Chief Executive Officer

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